

Justin Hood · 3rd

Vice President-Government and Veterans Services at ThisWay Global

Austin, Texas · 111 connections · **Contact info**

 **ThisWay Global**

Texas A&M Universit

Experience

ThisWay Global
5 yrs 6 mos

Vice President-Government and Veterans Services
Oct 2016 – Present · 3 yrs 9 mos
Austin, Tx

Responsible for all US Government contracts and Veterans Services for ThisWay Global

Advisor- Government Services/Security Protocols
Jan 2015 – Sep 2016 · 1 yr 9 mos

Bering Sea Eccotech, Inc.
4 yrs 2 mos

Deputy Program Manager-Europe, Air Combat Training Systems
Mar 2016 – Sep 2016 · 7 mos
RAF Lakenheath, UK

Responsible for supervision of P5 Air Combat Training Systems at all USAF-Europe locations.

Site Manager-Air Combat Training Systems
Aug 2012 – Sep 2016 · 4 yrs 2 mos
RAF Lakenheath,UK



USMC Liaison/Subject Matter Expert
Select Engineering Services
Dec 2009 – Jul 2012 · 2 yrs 8 mos

Responsible for coordination and support of all USMC/USN participants in RED FLAG-Alaska exercise. Secondary job as Range Training Officer.

Vice-President
Artefacts Development Corp
Feb 2001 – Nov 2009 · 8 yrs 10 mos

Chief Operating Officer, Chief Financial Officer, Vice President-Operations



Marine Officer
USMC
Jun 1991 – Feb 2001 · 9 yrs 9 mos

Spent 10 years as an active duty F/A-18 pilot. Transitioned to the reserves in 1991, just completed final tour with the reserves in March 2009.

Education



Texas A&M University
B.S., Construction Science
1986 – 1991
Activities and Societies: Corps of Cadets, Co. A-2 FDT

Skills & Endorsements

Military · 11

Endorsed by **Bud Heidhausen, who is highly skilled at this**

 Endorsed by **4 of Justin's colleagues at N Corps Recruiting**

DoD · 6

Alan Nix and 5 connections have given endorsements for this skill

Military Operations · 6

Jason Lower and 5 connections have given endorsements for this skill

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